UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-11743

KABUSHIKI KAISHA WACOAL HOLDINGS

(Exact name of registrant as specified in its charter)

29 Nakajima-cho, Kisshoin, Minami-ku,

Kyoto 601-8530, Japan

Phone: +81-75-682-1028

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock; American Depositary Shares, each representing five (5) shares of Common Stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provisions(s) relied upon to terminate the duty to file reports under the Securities Act of 1934:

Rule 12h-6(a)  ☒    Rule 12h-6(c)  ☐

Rule 12h-6(b)  ☐    Rule 12h-6(h)  ☐

PART I

Item 1.    Exchange Act Reporting History

A. WACOAL HOLDINGS CORP. (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on January 11, 1977, the date that its registration statement on Form S-12 was declared effective by the Securities and Exchange Commission (the “Commission”).

B. The Registrant has filed or submitted all reports required under Exchange Act section 13(a) and section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form and has filed at least one annual report under section 13(a).

Item 2.    Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on January 11, 1977.

Item 3.    Primary Trading Market

A. The primary trading market for the Registrant’s common stock is the Tokyo Stock Exchange (the “TSE”) in Tokyo, Japan.

B. The Registrant’s common stock was initially listed on the TSE on September 7, 1964. The Registrant has maintained a listing of its common stock on the TSE for at least the 12 months preceding the filing of this form.

C. During the 12-month period beginning April 1, 2012 and through and including March 31, 2013, 89.92% of trading in the Registrant’s common stock occurred on the TSE.

Item 4.    Comparative Trading Volume Data

Not applicable.

Item 5.    Alternative Record Holder Information

As of December 28, 2012, the number of record holders of the Registrant’s common stock identified as being United States residents was 96. The Registrant relied on the assistance of IR Japan, Inc. to determine the number of record holders of its common stock who are United States residents.

Item 6.    Debt Securities

Not applicable.

Item 7.    Notice Requirement

A. The Registrant published the notice, required by Exchange Act Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act, by means of a press release issued on February 25, 2013, and a second press release issued on April 2, 2013.

B. The press releases described above were disseminated by financial news services in the United States. The first press release was submitted to the Commission on Form 6-K on February 25, 2013, and the second press release was submitted to the Commission on Form 6-K on April 2, 2013. Additionally, the press releases were published on the Registrant’s Internet website.

Item 8.    Prior Form 15 Filers

Not applicable.

PART II

Item 9.    Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, http://www.wacoalholdings.jp/index_e.html.

PART III

Item 10.    Exhibits

None.

Item 11.    Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, WACOAL HOLDINGS CORP. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, WACOAL HOLDINGS CORP. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Ikuo Otani
Name:	Ikuo Otani
Title:	Senior Managing Director
Date:	April 25, 2013